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Exhibit 99.1

BIOVAIL CORPORATION
THIRD QUARTER 2002 INTERIM REPORT
FOR CANADIAN REGULATORY PURPOSES

BIOVAIL CORPORATION

THIRD QUARTER 2002 INTERIM REPORT

INDEX

Financial Statements

Consolidated Balance Sheets as at September 30, 2002 and December 31, 2001	2
Consolidated Statements of Income for the three months and nine months ended September 30, 2002 and 2001	3
Consolidated Statements of Retained Earnings (Deficit) for the three months and nine months ended September 30, 2002 and 2001	4
Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2002 and 2001	5
Condensed Notes to the Consolidated Financial Statements	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Quantitative and Qualitative Disclosure about Market Risk	31

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation together with its subsidiaries.

        All dollar amounts in this report are expressed in U.S. dollars.

        Biovail, the Biovail word logo, Tiazac®, Cardizem®, Viazem®, CEFORM®, FlashDose®, Shearform®, Teveten®, Vasotec® and Vaseretic® are all trademarks owned or licensed by the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this report are the property of their respective owners.

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For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	September 30 2002	December 31 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$145,051	$434,891
Accounts receivable	138,081	96,556
Inventories (note 5)	43,262	38,506
Deposits and prepaid expenses	8,732	6,643

	335,126	576,596
Long-term investments (note 3)	87,112	2,355
Property, plant and equipment, net	118,278	85,581
Goodwill, net (note 2)	104,827	101,521
Intangible assets, net (notes 2, 4 and 6)	1,246,024	862,859
Other assets, net	25,078	14,114

	$1,916,445	$1,643,026

LIABILITIES
Current
Accounts payable	$46,105	$31,811
Accrued liabilities	94,349	59,989
Income taxes payable	29,342	17,318
Deferred revenue	14,069	27,030
Current portion of long-term obligations (note 7)	33,453	12,592

	217,318	148,740
Deferred revenue	19,425	23,100
Future income taxes	7,121	12,200
Long-term obligations (note 7)	480,067	33,569

	723,931	217,609

SHAREHOLDERS' EQUITY
Common shares (note 8)	1,440,133	1,430,457
Stock options outstanding	5,035	3,391
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	—	6,221
Deficit	(240,158)	(1,935)
Cumulative translation adjustment	(2,508)	(2,729)

	1,192,514	1,425,417

	$1,916,445	$1,643,026

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
REVENUE
Product sales	$174,508	$132,676	$462,150	$363,475
Research and development	7,653	6,588	19,168	10,117
Co-promotion, royalty and licensing	26,783	12,926	68,010	31,329

	208,944	152,190	549,328	404,921

EXPENSES
Cost of goods sold	44,007	36,621	121,014	90,283
Research and development	14,626	12,018	39,547	36,863
Selling, general and administrative	44,922	26,422	123,240	77,675
Amortization	29,331	24,503	82,533	72,746
Write-down of assets	1,369	—	1,369	—

	134,255	99,564	367,703	277,567

Operating income	74,689	52,626	181,625	127,354
Interest income	298	504	2,859	1,661
Interest expense	(10,890)	(3,499)	(22,753)	(16,510)

Income before provision for income taxes	64,097	49,631	161,731	112,505
Provision for income taxes	4,850	2,834	11,750	7,111

Net income	59,247	46,797	149,981	105,394
Interest on Convertible Subordinated Preferred Equivalent Debentures	—	(6,762)	—	(25,747)
Debt conversion premium	—	(5,933)	—	(5,933)

Net income attributable to common shareholders	$59,247	$34,102	$149,981	$73,714

Earnings per share (note 9)
Basic	$0.41	$0.25	$1.00	$0.55

Diluted	$0.38	$0.22	$0.93	$0.49

Weighted average number of common shares outstanding (000s) (note 9)
Basic	145,367	137,011	150,252	133,713

Diluted	154,016	152,428	161,235	149,308

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Retained earnings (deficit), beginning of period	$(269,733)	$82,679	$(1,935)	$43,067
Net income attributable to common shareholders	59,247	34,102	149,981	73,714

	(210,486)	116,781	148,046	116,781
Debt conversion premium related to holder conversion option	—	(16,798)	—	(16,798)
Excess of cost of common shares acquired over the stated capital thereof (note 8)	(29,672)	(105,633)	(388,204)	(105,633)

Deficit, end of period	$(240,158)	$(5,650)	$(240,158)	$(5,650)

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$59,247	$46,797	$149,981	$105,394
Add (deduct) items not involving cash
Depreciation and amortization	31,697	27,315	90,396	80,759
Amortization of deferred financing costs	856	378	2,016	871
Amortization of discounts on long-term obligations (note 7)	1,854	2,352	3,928	9,467
Compensation cost for employee stock options	500	500	1,499	1,499
Future income taxes	(850)	(891)	(2,650)	(1,224)
Write-down of assets	1,369	—	1,369	—

	94,673	76,451	246,539	196,766
Net change in non-cash operating items (note 10)	20,750	(43,572)	(4,638)	(16,350)

Cash provided by operating activities	115,423	32,879	241,901	180,416

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(18,848)	(8,912)	(39,284)	(37,851)
Additions to intangible assets (notes 4 and 10)	9,914	(13,813)	(373,388)	(27,767)
Acquisitions of long-term investments (note 3)	(14,757)	(29)	(85,451)	(238)
Proceeds on reduction in intangible assets	—	3,396	—	14,748

Cash used in investing activities	(23,691)	(19,358)	(498,123)	(51,108)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares (note 8)	296	1,296	5,528	14,913
Repurchase of common shares (note 8)	(51,099)	(78,715)	(503,100)	(78,715)
Proceeds from the exercise of warrants (note 8)	112,029	28,628	112,823	28,648
Issuance of Senior Subordinated Notes, net of financing costs (note 7)	—	—	384,280	—
Advances (repayments) under revolving term credit facility, including financing costs	(26,159)	43,470	8,795	(32,320)
Repayments of other long-term obligations (note 7)	(17,240)	(46,501)	(41,980)	(146,866)
Interest paid on Convertible Subordinated Preferred Equivalent Debentures	—	(2,156)	—	(12,281)

Cash provided by (used in) financing activities	17,827	(53,978)	(33,654)	(226,621)

Effect of exchange rate changes on cash and cash equivalents	(13)	(50)	36	(62)

Increase (decrease) in cash and cash equivalents	109,546	(40,507)	(289,840)	(97,375)
Cash and cash equivalents, beginning of period	35,505	68,276	434,891	125,144

Cash and cash equivalents, end of period	$145,051	$27,769	$145,051	$27,769

The accompanying notes are an integral part of the consolidated financial statements.

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BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

  The following policies are in addition to those disclosed in note 2 to the Company's audited consolidated financial statements contained in the Company's Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2001.

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2001 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report For Canadian Regulatory Purposes for the year ended December 31, 2001. Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  Derivative financial instruments

  The Company currently manages its exposure to interest rate risks through the use of derivative financial instruments. The Company does not utilize derivative financial instruments for trading or speculative purposes.

  On the dates the Company entered into the derivative contracts, it designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized liability. Net receipts or payments relating to the derivative contracts are recorded in net income as an adjustment to interest expense.

2.    CHANGES IN ACCOUNTING POLICIES

  The Company has adopted the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets, along with the related future tax liability of $2,429,000, to goodwill, and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001. In the second quarter of 2002, the Company evaluated its goodwill as of January 1, 2002 in accordance with CICA Handbook Section 3062 and determined that none of its goodwill was impaired as of that date. The Company will perform the annual impairment test of its goodwill as of a date on or before December 31, 2002.

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  A reconciliation of reported net income attributable to common shareholders and basic and diluted earnings per share, assuming CICA Handbook Section 3062 was applied retroactively with restatement, is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Net income attributable to common shareholders as reported	$59,247	$34,102	$149,981	$73,714
Add back
Goodwill amortization	—	1,466	—	4,398
Workforce amortization, net of tax	—	153	—	459

Adjusted net income attributable to common shareholders	$59,247	$35,721	$149,981	$78,571

Basic earnings per share
Net income attributable to common shareholders as reported	$0.41	$0.25	$1.00	$0.55
Goodwill amortization	—	0.01	—	0.03
Workforce amortization, net of tax	—	—	—	—

Adjusted net income attributable to common shareholders	$0.41	$0.26	$1.00	$0.58

Diluted earnings per share
Net income attributable to common shareholders as reported	$0.38	$0.22	$0.93	$0.49
Goodwill amortization	—	0.01	—	0.03
Workforce amortization, net of tax	—	—	—	—

Adjusted net income attributable to common shareholders	$0.38	$0.23	$0.93	$0.52

  Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value. The Company recognizes employee stock-based compensation costs under the intrinsic value-based method, and has provided pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on the Company's financial position and results of operations.

3.    ACQUISITIONS OF LONG-TERM INVESTMENTS

  Procyon Biopharma Inc.

  On January 4, 2002, the Company invested approximately $2,500,000 in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT as described in note 12 — Research and Development Collaborations.

  Ethypharm S.A.

  On April 12, 2002, Biovail invested $68,185,000, including costs of acquisition, to acquire a 15% equity interest in Ethypharm S.A. ("Ethypharm"). Biovail has options to purchase up to an additional 10% interest in Ethypharm. To September 30, 2002, Biovail had not exercised any of its options. The investment in Ethypharm is being accounted for under the cost method.

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  Biovail also licensed the marketing rights to six products from Ethypharm as described in note 12 — Research and Development Collaborations.

  DepoMed, Inc.

  On July 9, 2002, Biovail invested $13,665,000, including costs of acquisition, to acquire newly issued common shares (15% of the issued and outstanding common shares) of DepoMed, Inc. ("DepoMed"). Biovail has options to purchase up to an additional 5% interest in DepoMed. To September 30, 2002, Biovail had not exercised any of its options. At September 30, 2002, the fair value of the investment was $7,476,000, based on the quoted market price, reflecting a temporary decline in value of $6,189,000. In the event of a decline in the value of the investment that is considered to be other than temporary, an impairment charge will be recorded in net income.

  Biovail also licensed the rights to manufacture and market a once-daily metformin hydrochloride ("HCl") product as described in note 12 — Research and Development Collaborations.

4.    ADDITIONS TO INTANGIBLE ASSETS

  Zovirax

  Effective January 1, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights for Zovirax Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax Cream in the United States and Puerto Rico. Zovirax is an anti-viral topical product indicated and prescribed for the treatment of herpes. The purchase price of $133,364,000, including costs of acquisition, has been capitalized to product rights and will be amortized over an estimated useful life of ten years, based upon the term of the distribution agreement.

  Biovail and GSK also entered into a development and co-promotion agreement for bupropion HCl as described in note 12 — Research and Development Collaborations. In the event of the termination of the bupropion HCl development agreement by either party, Biovail would be required to pay GSK additional payments for the rights to the Zovirax products of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year. GSK will manufacture and supply Zovirax Ointment and, upon FDA approval, Zovirax Cream to Biovail.

  Teveten®

  On March 18, 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications. The purchase price of $94,340,000, including costs of acquisition, has been capitalized to product rights and will be amortized over an estimated useful life of twenty years.

  Solvay will manufacture and supply Teveten® and Teveten® HCT with an option to transfer United States manufacturing to one of Biovail's manufacturing facilities, in a phased in approach, upon receipt of the necessary regulatory approvals. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay will pay a marketing allowance to Biovail, of up to $20,000,000, to reimburse Biovail for the re-launch and marketing of Teveten® and Teveten® HCT in the United States. In the three months and nine months ended September 30, 2002, Biovail recorded $2,500,000 and $7,500,000, respectively, of the marketing allowance as a reimbursement of a portion of the agreed upon direct costs associated with the re-launch of Teveten®. Biovail has formed a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of the Teveten® products. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for the Teveten® products for worldwide markets excluding the United States.

  Vasotec®

  On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) (collectively "Vasotec®") from Merck & Co., Inc. ("Merck"), and also acquired the fixed dose combination New Drug Application of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and to temporarily provide distribution

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  services. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Merck will also receive royalties on the future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development as described in note 12 — Research and Development Collaborations.

  The purchase price for Vasotec® was comprised of cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. The minimum fixed royalty payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the minimum fixed royalty payments was determined to be $99,620,000 and was recorded as a long-term obligation. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets as follows:

Acquired assets
Trademarks	$183,304
Product rights	62,000

$245,304

Consideration
Cash consideration	$155,634
Gross profit on acquired assets	(9,950)
Vasotec® obligation	99,620

$245,304

  The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  Biovail issued a letter of credit of $114,556,000 to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® agreement. The letter of credit was issued under Biovail's revolving term credit facility at an annualized rate of 1.925%. The fees incurred to issue the letter of credit will be amortized to interest expense over the related term of the letter of credit.

5.    INVENTORIES

	September 30 2002	December 31 2001
Raw materials	$6,666	$12,110
Work in process	10,606	5,818
Finished goods	25,990	20,578

	$43,262	$38,506

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6.    INTANGIBLE ASSETS

	September 30, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names	$589,362	$(40,178)	$549,184
Product rights and royalty interests	488,876	(47,510)	441,366
Acquired research and development	345,894	(99,406)	246,488
Core technology	11,185	(2,199)	8,986

	$1,435,317	$(189,293)	$1,246,024

	December 31, 2001
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names	$406,058	$(20,932)	$385,126
Acquired research and development	345,894	(61,269)	284,625
Product rights and royalty interests	200,308	(22,468)	177,840
Core technology	11,185	(1,639)	9,546
Workforce	7,241	(1,519)	5,722

	$970,686	$(107,827)	$862,859

  Amortization expense amounted to $29,599,000 and $23,396,000 for the three months ended September 30, 2002 and 2001, respectively, and $83,339,000 and $69,424,000 for the nine months ended September 30, 2002 and 2001, respectively.

  Adalat CC

  As a result of a settlement reached with the U.S. Federal Trade Commission ("FTC") with respect to the introduction of generic versions of Adalat CC, Biovail and Elan Corporation, plc ("Elan") are currently in negotiations to have Elan reacquire the rights to its generic Adalat CC that had been sold to Biovail. At September 30, 2002, the unamortized cost of the generic Adalat CC product rights, net of a corresponding long-term obligation to Elan, was $23,355,000. Pending the outcome of these negotiations, Biovail does not believe that these product rights have been impaired, however, adverse developments in Biovail's negotiations with Elan could result in the write-down of a portion of the carrying value of these product rights.

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7.    LONG-TERM OBLIGATIONS

	September 30 2002	December 31 2001
Senior Subordinated Notes	$400,000	$—
Unamortized discount	(2,738)	—

	397,262	—
Vasotec® obligation	66,979	—
Adalat obligation	33,034	38,626
Revolving term credit facility	10,000	—
Deferred compensation	6,245	7,535

	513,520	46,161
Less current portion	33,453	12,592

	$480,067	$33,569

  Interest expense on long-term obligations amounted to $9,358,000 and $3,517,000 for the three months ended September 30, 2002 and 2001, respectively, and $20,318,000 and $16,528,000 for the nine months ended September 30, 2002 and 2001, respectively. Interest expense included the amortization of the discounts on long-term obligations of $1,854,000 and $2,352,000 for the three months ended September 30, 2002 and 2001, respectively, and $3,928,000 and $9,467,000 for the nine months ended September 30, 2002 and September 30, 2001, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002 the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  Interest rate swaps

  In June 2002, the Company entered into three interest rate swaps of aggregate $200 million notional amount which effectively modifies its exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to floating rate. These transactions involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month LIBOR plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Interest expense on the Notes is adjusted to include the payments made or received under the interest rate swaps. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

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  Vasotec® obligation

  The obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec®. The non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The Company has made the first two payments of $17,240,000 each. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2003 — $25,782,000; 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

  Revolving term credit facility

  On July 25, 2002, the Company's revolving term credit facility was increased from $400,000,000 to $600,000,000. All other material terms and conditions are unchanged.

8.    COMMON SHARES

  The number of common shares issued and outstanding at September 30, 2002 and December 31, 2001 were 156,370,906 and 157,496,407, respectively. The details of issued and outstanding common shares were as follows:

	Nine Months Ended September 30, 2002		Year Ended December 31, 2001
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Balance, beginning of period	157,496	$1,430,457	131,461	$484,499
Issued on the exercise of stock options	449	5,320	2,906	29,507
Issued under Employee Stock Purchase Plan	6	208	6	280
Issued on exercise of warrants	11,282	119,044	3,061	30,784
Cancelled under stock repurchase program	(12,862)	(114,896)	(2,871)	(14,354)
Issued pursuant to equity offering	—	—	12,500	587,500
Issue costs	—	—	—	(27,454)
Issued on surrender and redemption of Convertible Subordinated Preferred Equivalent Debentures	—	—	10,433	339,695

Balance, end of period	156,371	$1,440,133	157,496	$1,430,457

  Stock repurchase program

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. In May 2002, those amounts were increased to 10% or approximately 12,862,800 of the Company's issued and outstanding common shares. To July 25, 2002, an aggregate of 12,862,400 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.11 for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388,204,000, was charged to the deficit for the nine months ended September 30, 2002. The program was terminated with no further common shares repurchased.

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For Canadian Regulatory Purposes

  Stock option plan

  The number of stock options outstanding at September 30, 2002 and December 31, 2001 were 7,742,139 and 6,252,952, respectively. The following table summarizes the Company's stock option activity for the nine months ended September 30, 2002:

	Options (000s)	Weighted average exercise price
Outstanding balance, December 31, 2001	6,253	$18.53
Granted	2,068	36.84
Exercised	(449)	11.83
Forfeited	(130)	24.25

Outstanding balance, September 30, 2002	7,742	$23.71

Weighted average fair value of stock options granted during the period		$13.58

  The following table summarizes information about stock options outstanding at September 30, 2002:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$0.81 — $3.52	159	7.3	$3.03	129	$3.01
$5.50 — $7.75	1,636	0.0	7.75	1,636	7.75
$8.75 — $12.77	686	1.3	9.40	687	9.40
$17.50 — $25.00	2,041	4.1	22.11	1,881	22.07
$27.72 — $40.00	1,891	5.0	33.09	331	35.32
$41.00 — $48.13	1,329	4.3	42.36	282	42.20

	7,742		$23.71	4,946	$17.09

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. The following table presents the Company's pro forma net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied for all stock options granted.

	Three Months Ended September 30, 2002		Nine Months Ended September 30, 2002
	Actual	Pro Forma	Actual	Pro Forma
Net income attributable to common shareholders	$59,247	$55,439	$149,981	$139,536
Earnings per share
Basic	0.41	0.38	1.00	0.93
Diluted	0.38	0.36	0.93	0.87

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For Canadian Regulatory Purposes

  The fair values of all stock options granted during the three months and nine months ended September 30, 2002 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Expected option life (years)	4.0	3.8
Volatility	52.7%	46.8%
Risk-free interest rate	4.2%	4.5%

  The Black-Scholes model, used by the Company to calculate stock option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Warrants outstanding

  Each warrant to purchase four common shares of the Company for $40.00 was exercisable from October 1, 1999 until September 30, 2002. During the nine months ended September 30, 2002, substantially all of the outstanding warrants were exercised resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

9.    EARNINGS PER SHARE

  Earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the period is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation of basic and diluted earnings per share was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Basic earnings per share
Net income attributable to common shareholders	$59,247	$34,102	$149,981	$73,714

Weighted average number of common shares outstanding (000s)	145,367	137,011	150,252	133,713

Basic earnings per share	$0.41	$0.25	$1.00	$0.55

Diluted earnings per share
Net income attributable to common shareholders	$59,247	$34,102	$149,981	$73,714

Weighted average number of common shares outstanding (000s)	145,367	137,011	150,252	133,713
Dilutive effect of warrants (000s)	6,710	10,073	7,989	10,492
Dilutive effect of stock options (000s)	1,939	5,344	2,994	5,103

Adjusted weighted average number of common shares outstanding (000s)	154,016	152,428	161,235	149,308

Diluted earnings per share	$0.38	$0.22	$0.93	$0.49

  For the three months and nine months ended September 30, 2001, the 6.75% Convertible Subordinated Preferred Equivalent Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

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For Canadian Regulatory Purposes

10.  CASH FLOW INFORMATION

  Net change in non-cash operating items

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Accounts receivable	$933	$(31,025)	$(41,510)	$(13,523)
Inventories	6,188	(1,699)	(4,780)	(16,725)
Deposits and prepaid expenses	(1,748)	(1,051)	(2,089)	(270)
Accounts payable and accrued liabilities	16,846	2,494	48,414	13,587
Income taxes payable	4,770	3,547	11,964	6,740
Deferred revenue	(6,239)	(15,838)	(16,637)	(6,159)

	$20,750	$(43,572)	$(4,638)	$(16,350)

  Non-cash investing and financing activities

  For the nine months ended September 30, 2002, non-cash investing and financing activities were comprised of a $99.6 million discounted obligation assumed on the acquisition of Vasotec® for the minimum fixed royalty payments required to be made by Biovail to Merck.

11.  LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. The legal proceeding has started and will be completed by the end of January, 2003. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

  The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding through legal action to pursue those claims with dispatch.

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For Canadian Regulatory Purposes

  A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

  Several class action Complaints have been filed against the Company in which plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has not yet filed an Answer but it believes that the complaints are without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several class action suits have recently been commenced jointly against Biovail and Elan Corporation ("Elan") and against Teva Pharmaceuticals USA, Inc. ("Teva") relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001, in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on BLI in July 2002, in respect of Torpharm's filed ANDA for a generic version of Tiazac®. BLI has made a determination that Torpharm's formulation infringes on BLI's Tiazac® patent and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman provisions. As a result of BLI's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

12.  RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments or royalty payments from the future sale of the products under development, or some combination of these bases. In addition, in the ordinary course of business the Company enters into research and development collaborations with third parties whereby the Company provides contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these bases. The Company recorded research and development revenue from third parties of $7,653,000 and $6,588,000 for the three months ended September 30, 2002 and 2001, respectively, and $19,168,000 and $10,117,000 for the nine months ended September 30, 2002 and 2001, respectively. The total cost of providing these services to these third parties was $2,426,000 and $2,075,000 for the three months ended September 30, 2002 and 2001, respectively, and $9,620,000 and $3,708,000 for the nine months ended September 30, 2002 and 2001, respectively.

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For Canadian Regulatory Purposes

  On October 26, 2001, Biovail and GSK entered into a development and co-promotion agreement for bupropion HCl. Under the terms of the agreement, Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion HCl ("Wellbutrin Once-Daily") for sale and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed for the treatment of depression as Wellbutrin by GSK, is currently sold in sustained-release ("SR"), twice-daily, and immediate-release ("IR"), four-times daily, dosage formats. Under the terms of the Wellbutrin Once-Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once-Daily. In August 2002, GSK filed a NDA for Wellbutrin Once-Daily with the FDA. When and if FDA approval is received, Biovail will manufacture and supply Wellbutrin Once-Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once-Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once-Daily in the United States when and if FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK will pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000, related to the development of Wellbutrin Once-Daily, was recorded in deferred revenue at December 31, 2001 and Biovail is recognizing this amount in research and development revenue over the development period. For the three months and nine months ended September 30, 2002, Biovail recorded $4,100,000 and $9,700,000, respectively, of research and development revenue related to Wellbutrin Once-Daily. Biovail is entitled to receive the remaining five quarterly increments, of up to $10,000,000 each, over five calendar quarters beginning with the first quarter of 2002. The receipt of each of the remaining quarterly increments is dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter. For the three months and nine months ended September 30, 2002, Biovail recorded $10,000,000 and $30,000,000, respectively, of co-promotion revenue related to Wellbutrin SR.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. Upon termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the quarterly increment for any quarter in which termination of the agreement becomes effective or for any quarter thereafter. All rights to Wellbutrin Once-Daily granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin IR and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin Once-Daily.

  During 2001, the Company entered into collaborations with unrelated third party formulating and product development companies. These collaborations target the Company's therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, the Company will supply access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options. If the Company does elect to exercise its options to acquire the developers, the Company would be responsible for the developers' third party liabilities.

  The Company earned revenue from providing advisory and contract research services to the developers of $613,000 and $2,225,000, for the three months and nine months ended September 30, 2002, respectively, and $1,707,000 for both the three months and nine months ending September 30, 2001. For the three months and nine months ended September 30, 2002, the cost of providing these services to the developers was $546,000 and $1,536,000, respectively, for the three months and nine months ended September 30, 2002, respectively, and $1,358,000 for the three months ended September 30, 2001. The Company was also reimbursed amounts at cost of $504,000 and $1,421,000, respectively, for the three months and nine months ended September 30, 2002, respectively, and $862,000 for the three months ended September 30, 2001.

  During 2002, the Company entered into the following additional collaborations with unrelated third party formulating and product development companies.

  On January 4, 2002, the Company acquired the exclusive marketing rights to FIBROSTAT from Procyon. FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. Upon approval and commercialization of FIBROSTAT in the United States the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based upon a percentage of net sales of FIBROSTAT.

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For Canadian Regulatory Purposes

  On April 12, 2002, Biovail licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61,000,000 in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Biovail has also entered into a cross-license agreement with Ethypharm whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

  On May 10, 2002, Biovail entered into agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM® technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment upon regulatory approval of $250,000 as well as royalties on the net sales of the new dosage format.

  On July 9, 2002, Biovail licensed from DepoMed the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("Metformin GR"). The license confers to Biovail the right to market Metformin GR in the United States (including Puerto Rico) and Canada. DepoMed will be responsible for completing the clinical development program in support of Metformin GR and Biovail will pay to DepoMed a $25,000,000 milestone fee upon FDA approval as well as royalties on the net sales of the product in the United States and Canada.

13.  SEGMENTED INFORMATION

  Organizationally, the Company's operations consist of three segments — Product sales and co-promotion, Research and development, and Royalty and licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors. The Company classifies revenue in its consolidated statements of income on a different basis than for segmented reporting.

  The Product sales and co-promotion segment covers sales of production from the Company's Puerto Rican and Canadian facilities, sales of proprietary and in-licensed branded products by the Company's sales and marketing operations, and revenue derived from the co-promotion of pharmaceutical products.

  The Research and development segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties and product development milestone fees.

  The Royalty and licensing segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

  Information by reportable segments

Three Months Ended September 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$190,452	$7,653	$10,839	$208,944

Segment operating income (loss)	91,012	(22,490)	10,727	79,249
Unallocated amounts
General and administrative expenses				(4,560)
Interest expense, net				(10,592)

Income before provision for income taxes				$64,097

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For Canadian Regulatory Purposes

Three Months Ended September 30, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$137,147	$6,588	$8,455	$152,190

Segment operating income (loss)	67,318	(19,958)	8,436	55,796
Unallocated amounts
General and administrative expenses				(3,170)
Interest expense, net				(2,995)

Income before provision for income taxes				$49,631

Nine Months Ended September 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$506,031	$19,168	$24,129	$549,328

Segment operating income (loss)	230,879	(64,153)	23,845	190,571
Unallocated amounts
General and administrative expenses				(8,946)
Interest expense, net				(19,894)

Income before provision for income taxes				$161,731

Nine Months Ended September 30, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$374,472	$10,117	$20,332	$404,921

Segment operating income (loss)	189,669	(69,601)	20,162	140,230
Unallocated amounts
General and administrative expenses				(12,876)
Interest expense, net				(14,849)

Income before provision for income taxes				$112,505

September 30, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Segment assets	$1,325,272	$398,720	$17,010	$1,741,002
Unallocated amounts
Cash and cash equivalents				111,495
Other				63,948

				$1,916,445

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For Canadian Regulatory Purposes

December 31, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Segment assets	$821,029	$363,599	$20,630	$1,205,258
Unallocated amounts
Cash and cash equivalents				406,504
Other				31,264

				$1,643,026

  Upon the adoption of CICA Handbook Section 3062, the Company assigned its recognized goodwill to its operating segments (reporting units). Prior year's figures have been reclassified to conform to the presentation adopted in the current year.

  The increase in product sales and co-promotion segment assets was primarily due to the additions of the rights to Zovirax and Teveten® and the acquired Vasotec® assets. The increase in research and development assets was primarily due to the equity investments made in Ethypharm, DepoMed and Procyon.

14.  SUBSEQUENT EVENT

  Reliant Pharmaceuticals, LLC

  Co-promotion

  On November 13, 2002, Biovail and Reliant Pharmaceuticals, LLC ("Reliant") entered into an agreement to co-promote Biovail's Teveten®, Teveten® HCT, Rondec, Cedax and, upon approval by the FDA, Cardizem® XL products. The agreement modifies an existing co-promotion arrangement between the parties and is effective as of October 1, 2002. Under, and subject to, the terms of the agreement, Biovail and Reliant will detail the products in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail will spend a minimum prescribed amount on advertising and sales promotion of the products. In consideration of Reliant's co-promotion activities under the agreement, Biovail will pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of the portfolio of products covered by the agreement. In the event that the agreement is terminated by either party, Biovail would be obligated to either continue to pay Reliant co-promotion fees or to pay Reliant a termination fee determined in accordance with the terms of the agreement.

  Credit facility

  On November 13, 2002, Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail has committed to fund up to $40,000,000 of the credit facility. The credit facility is available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. The credit facility is secured by a first charge over certain property and assets of Reliant.

  Interest is calculated daily on outstanding advances at U.S. prime rate plus a margin of two percent and is payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant may elect to accrue but not make cash payments of interest. Such accrued interest will be added to the principal amount of the outstanding advances at March 31, 2005.

  Reliant is entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant is to begin repayment of the outstanding advances in instalments with the final instalment due December 31, 2006.

20                                Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2001.

CRITICAL ACCOUNTING POLICY

        The following policy is in addition to those disclosed in the MD&A contained in our Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2001.

        We currently manage our exposure to interest rate risks through the use of derivative financial instruments. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized liability. Net receipts or payments relating to the derivative financial instruments are recorded in net income as an adjustment to interest expense. A discontinuance of hedge accounting could have a material impact on our results of operations.

CHANGES IN ACCOUNTING POLICIES

        We have adopted the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets along with the related future tax liability of $2.4 million, to goodwill, and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001. Our results for the third quarter and first nine months of 2001 included $1.6 million ($0.01 basic and diluted earnings per share) and $4.9 million ($0.03 basic and diluted earnings per share), respectively, of goodwill and workforce related amortization, net of tax. In the second quarter of 2002, we evaluated our goodwill as of January 1, 2002 in accordance with CICA Handbook Section 3062 and determined that none of our goodwill was impaired as of that date. We will perform the annual impairment test of our goodwill as of a date on or before December 31, 2002.

        Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. All stock-based awards granted to non-employees must be accounted for at fair value. We recognize employee stock-based compensation costs under the intrinsic value-based

21                              Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

method. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on our financial position and results of operations.

RESULTS OF OPERATIONS

        Total revenue for the third quarter of 2002 was $208.9 million, an increase of $56.7 million or 37% from $152.2 million for the third quarter of 2001. Net income attributable to common shareholders for the third quarter of 2002 was $59.2 million, or diluted earnings per share of $0.38, compared to net income attributable to common shareholders of $34.1 million, or diluted earnings per share of $0.22, for the third quarter of 2001. Net income attributable to common shareholders and diluted earnings per share increased by 74% and 73%, respectively, for the third quarter of 2002 compared to the third quarter of 2001.

        Total revenue for the first nine months of 2002 was $549.3 million, an increase of $144.4 million or 36% from $404.9 million for the first nine months of 2001. Net income attributable to common shareholders for the first nine months of 2002 was $150.0 million, or diluted earnings per share of $0.93, compared to net income attributable to common shareholders of $73.7 million, or diluted earnings per share of $0.49, for the first nine months of 2001. Net income attributable to common shareholders and diluted earnings per share increased by 103% and 90%, respectively, for the first nine months of 2002 compared to the first nine months of 2001.

        We utilize a measure of net income attributable to common shareholders and diluted earnings per share on a basis that excludes certain items. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing our operating performance. We believe that most of our investors prefer to analyze our results based on this measure, as it is consistent with industry practice. The items were excluded because they were considered to be of a non-operational nature in the applicable period. The excluded items are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our Canadian GAAP results. The following table reconciles, for each period indicated, our net income attributable to common shareholders in accordance with Canadian GAAP to our net income attributable to common shareholders excluding certain items, and displays our diluted earnings per share excluding certain items.

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	In 000s, except per share data
Net income attributable to common shareholders	$59,247	$34,102	$149,981	$73,714
Write-down of assets	1,369	—	1,369	—
Debt conversion premium	—	5,933	—	5,933

Net income attributable to common shareholders excluding certain items	$60,616	$40,035	$151,350	$79,647

Diluted earnings per share excluding certain items	$0.39	$0.26	$0.94	$0.53

        Our results for the third quarter of 2002 included a $1.4 million write-down assets, consisting of the unamortized book value of the Cardiac STATus product rights, following our decision to exit this business, and an other than temporary unrealized loss on our investment in Hemispherx Biopharma, Inc. ("Hemispherx"). Our results for the third quarter of 2001 included a $5.9 million debt conversion premium related to the surrender of a portion of our 6.75% Convertible Subordinated Preferred Equivalent Debentures ("Debentures"). Net income attributable to common shareholders excluding certain items was $60.6 million for the third quarter of 2002 compared to $40.0 million for the third quarter of 2001. Diluted earnings per share excluding certain items were $0.39 for the third quarter of 2002 compared to $0.26 for the third quarter of 2001. Net income attributable to common shareholders excluding certain items and diluted earnings per share excluding certain items increased by 51% and 50%, respectively, for the third quarter of 2002 compared to the third quarter of 2001.

22                              Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

        Our results for the first nine months of 2002 included the third quarter of 2002 write-down of assets of $1.4 million and our results for the first nine months of 2001 included the third quarter of 2001 debt conversion premium of $22.7 million. Net income attributable to common shareholders excluding certain items was $151.4 million for the first nine months of 2002 compared to $79.6 million for the first nine months of 2001. Diluted earnings per share excluding certain items were $0.94 for the first nine months of 2002 compared to $0.53 for the first nine months of 2001. Net income attributable to common shareholders excluding certain items and diluted earnings per share excluding certain items increased by 90% and 77%, respectively, for the first nine months of 2002 compared to the first nine months of 2001.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, the co-promotion of pharmaceutical products, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, and direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Fees for co-promotion services are earned as our co-promotion partners record sales. Royalties primarily arise on sales of the products we developed or acquired. License fees are derived from the license of our technologies or product rights.

        The prior year's figures reflect the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in the current year.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended September 30			Nine Months Ended September 30
	2002	2001	Percentage Change	2002	2001	Percentage Change
	000s	000s		000s	000s
Product sales	$174,508	$132,676	32%	$462,150	$363,475	27%
Research and development	7,653	6,588	16%	19,168	10,117	89%
Co-promotion, royalty and licensing	26,783	12,926	107%	68,010	31,329	117%

Total revenue	$208,944	$152,190	37%	$549,328	$404,921	36%

Product sales

        Product sales for the third quarter of 2002 were $174.5 million compared to $132.7 million for the third quarter of 2001, an increase of $41.8 million or 32%. Product sales for the first nine months of 2002 were $462.2 million compared to $363.5 million for the first nine months of 2001, an increase of $98.7 million or 27%. As a percentage of total revenue, product sales were 83% and 84% for the third quarter and first nine months of 2002 compared to 87% and 90% for the third quarter and first nine months of 2001, respectively.

        Effective January 1, 2002, we acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights to Zovirax Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax Cream in the United States and Puerto Rico. Zovirax is an anti-viral topical product indicated and prescribed for the treatment of herpes.

        On March 18, 2002 we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States. Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic.

        On May 10, 2002, we acquired Vasotec® and Vaseretic® from Merck & Co., Inc. ("Merck"). Vasotec® is a leading angiotensin converting enzyme ("ACE") inhibitor indicated for hypertension and symptomatic

23                              Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic (collectively "Vasotec®").

        On August 19, 2002, we received final approval by the FDA for our 90mg dosage strength of generic Adalat CC (once-daily nifidipine). This product was launched immediately by our marketing partner, Teva Pharmaceuticals USA, Inc., in the United States.

        The period over period increases in product sales were due to the continuing strong performance of Tiazac® and Cardizem®, combined with the contribution from Zovirax Ointment, Teveten®, Vasotec® and generic Adalat CC 90mg. We began to actively promote Zovirax and Teveten® to physicians late in the second quarter of 2002.

        As a result of a settlement reached with the U.S. Federal Trade Commission ("FTC") with respect to the introduction of generic versions of Adalat CC, we have unwound our licensing and supply agreement with Elan Corporation, plc ("Elan") for generic Adalat CC such that we are each free to market our own generic Adalat CC products. Elan is required to continue to supply us with its generic Adalat CC 30mg product until May 31, 2003. We have not determined what the impact of this event will be on our product sales and results of operations.

        On November 13, 2002, we entered into an agreement with Reliant Pharmaceuticals, LLC ("Reliant") to co-promote our Teveten®, Teveten® HCT, Rondec, Cedax and, upon approval by the FDA, Cardizem® XL products. The agreement modifies an existing arrangement between Reliant and us and is effective as of October 1, 2002. Under the terms of the agreement, we will detail the products in the United States with Reliant during the period from October 1, 2002 to December 31, 2005. In addition, we will spend a minimum prescribed amount on advertising and sales promotion of the products. In consideration of Reliant's co-promotion activities, we will pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of the portfolio of products covered by the agreement.

Research and development

        Research and development revenue for the third quarter of 2002 was $7.7 million compared to $6.6 million for the third quarter of 2001, an increase of $1.1 million or 16%. Research and development revenue for the first nine months of 2002 was $19.2 million compared to $10.1 million for the first nine months of 2001, an increase of $9.1 million or 89%. As a percentage of total revenue, research and development revenue was 4% for both periods of 2002 compared to 4% and 2% for the third quarter and first nine months of 2001, respectively.

        The increase in research and development revenue was due to the inclusion of revenue associated with the development of a once-daily formulation of bupropion hydrochloride ("HCl") in collaboration with GSK. At December 31, 2001, we recorded $11.5 million in fees received from GSK related to the development of once-daily bupropion HCl in deferred revenue and we are recognizing this amount in research and development revenue over the development period. In August 2002, GSK submitted a New Drug Application, for approval by the FDA, for the once-daily formulation of bupropion HCl. For the third quarter and first nine months of 2002, we recognized $4.1 million and $9.7 million, respectively, of bupropion HCl development revenue. For the periods presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing revenue for the third quarter of 2002 was $26.8 million compared to $12.9 million for the third quarter of 2001, an increase of $13.9 million or 107%. Co-promotion, royalty and licensing revenue for the first nine months of 2002 was $68.0 million compared to $31.3 million for the first nine months of 2001, an increase of $36.7 million or 117%. As a percentage of total revenue, co-promotion, royalty and licensing revenue was 13% and 12% for the third quarter and first nine months of 2002, respectively, compared to 9% and 8% for the third quarter and first nine months of 2001.

        For the third quarter and first nine months of 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States, and the co-promotion of H. Lundbeck A/S' Celexa in Canada. For

24                              Third Quarter 2002 Interim Report
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the third quarter and first nine months of 2001, co-promotion revenue was related solely to the co-promotion of Celexa. Under the Wellbutrin SR co-promotion agreement with GSK, we are entitled to receive five quarterly increments, of up to $10 million each, beginning with the first quarter of 2002. The receipt of each of the quarterly increments is dependent on us performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter. For the three months and nine months ended September 30, 2002, we earned $10 million and $30 million, respectively, of Wellbutrin SR co-promotion revenue.

        For the periods presented, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac® by Forest Laboratories Inc., and the royalties associated with sales of generic versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended September 30			Nine Months Ended September 30
	2002	2001	Percentage Change	2002	2001	Percentage Change
	000s	000s		000s	000s
Cost of goods sold	$44,007	$36,621	20%	$121,014	$90,283	34%
Research and development	14,626	12,018	22%	39,547	36,863	7%
Selling, general and administrative	44,922	26,422	70%	123,240	77,675	59%
Amortization	29,331	24,503	20%	82,533	72,746	13%

Total expenses	$132,886	$99,564	33%	$366,334	$277,567	32%

Cost of goods sold and gross margins

        Cost of goods sold was $44.0 million for the third quarter of 2002 compared to $36.6 million for the third quarter of 2001, an increase of $7.4 million or 20%. Cost of goods sold was $121.0 million for the first nine months of 2002 compared to $90.3 million for the first nine months of 2001, an increase of $30.7 million or 34%.

        The increase in cost of goods sold was the result of the additions of Zovirax Ointment, Teveten®, Vasotec® and generic Adalat CC 90mg product sales.

        Gross margins based on product sales were 75% and 72% for the third quarters of 2002 and 2001, respectively, and were 74% and 75% for the first nine months of 2002 and 2001, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The gross margin for the third quarter of 2001 was impacted by certain inventory charges taken in that quarter. The gross margins for the third quarter and first nine months of 2002 were affected by a lower proportion of higher margin Cardizem® sales in the overall mix and the additions of Zovirax Ointment and Teveten® sales which had lower margins relative to other of our products, mitigated by the inclusion of Vasotec® sales which generated higher margins relative to other of our products.

Research and development

        Research and development expenses were $14.6 million for the third quarter of 2002 compared to $12.0 million for the third quarter of 2001, an increase of $2.6 million or 22%. Research and development expenses were $39.5 million for the first nine months of 2002 compared to $36.9 million for the first nine months of 2001, an increase of $2.6 million or 7%. As a percentage of total revenue, research and development expenses were 7% for both periods of 2002 compared to 8% and 9% for the third quarter and first nine months of 2001.

        Research and development expenses primarily reflected direct spending on the development of branded generic products and on rapid dissolve products utilizing our FlashDose® technology either on our own behalf or

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For Canadian Regulatory Purposes

in collaboration with our partners. In the ordinary course of business, we collaborate with third party formulators and developers to expand our development pipeline opportunities. These third party formulators and developers are typically paid with a combination of fees for services, milestone payments and royalties on future sales of the products under development.

Selling, general and administrative

        Selling, general and administrative expenses for the third quarter of 2002 were $44.9 million compared to $26.4 million for the third quarter of 2001, an increase of $18.5 million or 70%. Selling, general and administrative expenses for the first nine months of 2002 were $123.2 million compared to $77.7 million for the first nine months of 2002, an increase of $45.6 million or 59%. As a percentage of total revenue, selling, general and administrative expenses were 21% and 22% for the third quarter and first nine months of 2002, respectively, compared to 17% and 19% for the third quarter and first nine months of 2001, respectively.

        The increase in selling, general and administrative expenses was mainly related to the expansion of our sales organization in the United States to over 650 employees by the end of the third quarter of 2002, and sales and marketing costs associated with Zovirax Ointment and Teveten® (recorded net of a related marketing allowance paid by Solvay of $2.5 million and $7.5 million for the third quarter and first nine months of 2002, respectively), as well as costs associated with the co-promotion of Wellbutrin SR. In addition, we have expensed costs associated with the development of the Cardizem® XL promotional program in the periods in which the costs were incurred.

Amortization

        Amortization expense for the third quarter of 2002 was $29.3 million compared to $24.5 million for the third quarter of 2001, an increase of $4.8 million or 20%. Amortization expense for the first nine months of 2002 was $82.5 million compared to $72.7 million for the first nine months of 2001, an increase of $9.8 million or 13%. As a percentage of total revenue, amortization expense was 14% and 15% for the third quarter and first nine months of 2002, respectively, compared to 16% and 18% for the third quarter and first nine months of 2001, respectively.

        The period over period increases in amortization expense reflected incremental amortization associated with the rights to Zovirax and Teveten® as well as the acquired Vasotec® assets, reduced by the elimination of $1.7 million per quarter of goodwill and workforce related amortization as a result of the adoption of CICA Handbook Section 3062.

OPERATING INCOME

        Operating income for the third quarter of 2002 was $74.7 million compared to $52.6 million for the third quarter of 2001, an increase of $22.1 million or 42%. As a percentage of total revenue, operating income was 36% for the third quarter of 2002 compared to 35% for the third quarter of 2001. Operating income for the first nine months of 2002 was $181.6 million compared to $127.4 million for the first nine months of 2001, an increase of $54.2 million or 43%. As a percentage of total revenue, operating income was 33% for the first nine months of 2002 compared to 31% for the first nine months of 2001.

        Operating income excluding write-down of assets for the third quarter of 2002 was $76.1 million, an increase of $23.5 or 45% compared to operating income for the third quarter of 2001. As a percentage of total revenue, operating income excluding write-down of assets was 36% for the third quarter of 2002. Operating income excluding write-down of assets for the first nine months of 2002 was $183.0 million, an increase of $55.6 million or 44% compared to the operating income for the first nine months of 2001. As a percentage of total revenue, operating income excluding write-down of assets was 33% for the first nine months of 2002.

        The increase in operating income was mainly due to the additions of Zovirax Ointment, Teveten®, Vasotec® and generic Adalat CC 90mg product sales and the inclusion of Wellbutrin SR co-promotion revenue. Operating income was reduced by offsetting increases in cost of goods sold and sales and marketing costs as well as

26                              Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

expenses related to the expansion of our sales organization and incremental amortization expense related to new products.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $0.3 million and $0.5 million for the third quarters of 2002 and 2001, respectively, and of $2.9 million and $1.7 million for the first nine months of 2002 and 2001, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $11.0 million for the third quarter of 2002 compared to $3.5 million for the third quarter of 2001, an increase of $7.5 million or 213%. Interest expense was $22.8 million for the first nine months of 2002 compared to $16.5 million for the first nine months of 2001, an increase of $6.3 million or 38%.

        For the third quarter and first nine months of 2002, interest expense primarily related to our 7 7/8% Senior Subordinated Notes ("Notes") and the amortization of the discounts on the Adalat and Vasotec® obligations. For the third quarter and first nine months of 2001, interest expense primarily related to the amortization of the discounts on the Cardizem® and Adalat obligations and interest on advances under our revolving term credit facility.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $4.9 million and $2.8 million for the third quarter of 2002 and 2001, respectively, and of $11.8 million and $7.1 million for the first nine months of 2002 and 2001, respectively. These provisions include a recovery of future income taxes primarily related to the reversal of the future tax liability associated with acquired research and development. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada.

Interest on Convertible Subordinated Preferred Equivalent Debentures

        The value of our Debentures was comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present values of the interest and principal components were being accreted to the face value of the payments over the three-year period preceding the first redemption date of March 31, 2003. During the second half of 2001, we recorded the surrender and redemption of our Debentures.

        For the third quarter of 2001, interest on our Debentures was comprised of interest expense of $3.4 million and the accretion of the principal and interest components of $3.4 million. For the first nine months of 2001, interest on our Debentures was comprised of interest expense of $13.5 million and the accretion of the principal and interest components of $12.2 million.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA on a basis that excludes the write-down of assets. The write-down of assets was excluded because it was considered to be of a

27                              Third Quarter 2002 Interim Report
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non-operational nature in the applicable period. We disclose this measure of EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	000s	000s	000s	000s
Net income	$59,247	$46,797	$149,981	$105,394
Net interest expense	10,592	2,995	19,894	14,849
Provision for income taxes	4,850	2,834	11,750	7,111
Depreciation and amortization	31,697	27,315	90,396	80,759

EBITDA	106,386	79,941	272,021	208,113
Write-down of assets	1,369	—	1,369	—

EBITDA excluding write-down of assets	$107,755	$79,941	$273,390	$208,113

        EBITDA excluding write-down of assets was $107.8 million for the third quarter of 2002 compared to $79.9 million for the third quarter of 2001, an increase of $27.9 million or 35%. EBITDA excluding write-down of assets was $273.4 million for the first nine months of 2002 compared to $208.1 million for the first nine months of 2001, an increase of $65.3 million or 31%.

        We disclose the ratio of EBITDA excluding write-down of assets compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA excluding write-down of assets to interest expense was 9.8 times and 11.5 times for the third quarter of 2002 and 2001, respectively, and was 12.0 times and 6.9 times for the first nine months of 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At September 30, 2002, we had cash and cash equivalents of $145.1 million compared to cash and cash equivalents of $434.9 million at December 31, 2001.

        Cash provided by operating activities was $115.4 million for the third quarter of 2002 compared to $32.9 million for the third quarter of 2001. Cash provided by operating activities reflected net income, after adjustments for items not involving cash, of $94.6 million for the third quarter of 2002 compared to $76.5 million for the third quarter of 2001. Net changes in non-cash operating items provided cash of $20.8 million in the third quarter of 2002, mainly due to a decrease in inventories and increases in accounts payable and accrued liabilities. Net changes in non-cash operating items used cash of $43.6 million in the third quarter of 2001, mainly due to an increase in accounts receivable and a decrease in deferred revenue.

        Cash provided by operating activities was $241.9 million for the first nine months of 2002 compared to $180.4 million for the first nine months of 2001. Cash provided by operating activities reflected net income, after adjustments for items not involving cash, of $246.5 million for the first nine months of 2002 compared to $196.8 million for the first nine months of 2001. Net changes in non-cash operating items used cash of $4.6 million in the first nine months of 2002, mainly due to increases in accounts receivable and a decrease in deferred revenue, offset by increases in accounts payable and accrued liabilities. Net changes in non-cash operating items used cash of $16.4 million in the first nine months of 2001, mainly due to increases in accounts receivable and inventories.

        Net cash used in investing activities was $23.7 million for the third quarter of 2002 compared to $19.4 million for the third quarter of 2001. Additions to property, plant and equipment were $18.8 million and $8.9 million in the third quarter of 2002 and 2001, respectively. In the third quarter of 2002, we recovered $10.0 million from Merck related to its gross profit on the acquired Vasotec® assets for the period from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction). In the third quarter of 2001, we acquired intangible assets for $13.8 million offset by $3.4 million recovered as a reduction to

28                              Third Quarter 2002 Interim Report
For Canadian Regulatory Purposes

the minimum license payments otherwise payable under the Adalat CC 30mg marketing rights agreement. In the third quarter of 2002, we acquired long-term investments of $14.8 million, including an equity investment in DepoMed, Inc. ("DepoMed") of $13.7 million.

        Net cash used in investing activities was $498.1 million for the first nine months of 2002 compared to $51.1 million for the first nine months of 2001. Additions to property, plant and equipment were $39.3 million and $37.9 million in the first nine months of 2002 and 2001, respectively. In the first nine months of 2002, we acquired the rights to Zovirax and Teveten® for $133.4 million and $94.3 million, respectively, and we paid $145.7 million to acquire Vasotec®. In the first nine months of 2001, we settled $4.0 million of acquisition costs related to Cardizem® and acquired other intangible assets for $23.8 million, offset by $14.7 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat CC 30mg marketing rights agreement. In the first nine months of 2002, we acquired long-term investments of $85.5 million, including equity investments in Ethypharm S.A. ("Ethypharm"), DepoMed and Procyon Biopharma Inc. of $68.2 million, $13.7 million and $2.5 million, respectively.

        Net cash provided by financing activities was $17.8 million for the third quarter of 2002 compared to net cash used in financing activities of $54.0 million for the third quarter of 2001. Proceeds from the issue of common shares on the exercise of stock options, and through our Employee Stock Purchase Plan, were $0.3 million in the third quarter of 2002 compared to $1.3 million in the third quarter of 2001. In the third quarter of 2002, we repurchased our common shares through open market transactions, under our stock repurchase program, for $51.1 million. Proceeds from the issue of common shares on the exercise of warrants were $112.0 million in the third quarter of 2002 compared to $28.6 million in the third quarter of 2001. In the third quarter of 2002, we repaid $25.0 million under our revolving term credit facility, and paid $1.2 million of additional financing costs related to the increase in the credit facility from $400 million to $600 million, and we repaid $17.2 million of the Vasotec® obligation. In the third quarter of 2001, we borrowed $43.5 million under our credit facility and repaid $46.5 million of other long-term obligations, comprised of the third $42.5 million quarterly instalment of the Cardizem® obligation and $4 million of the Adalat obligation. We paid $2.2 million of interest on our Debentures in the third quarter of 2001.

        Net cash used in financing activities was $33.7 million for the first nine months of 2002 compared to $226.6 million for the first nine months of 2001. Proceeds from the issue of common shares on the exercise of stock options, and through our Employee Stock Purchase Plan, were $5.5 million in the first nine months of 2002 compared to $14.9 million in the first nine months of 2001. In the first nine months of 2002, we repurchased our common shares through open market transactions, under our stock repurchase program, for $503.1 million compared to $78.7 million in the first nine months of 2001. Proceeds from the issue of common shares on the exercise of warrants were $112.8 million in the first nine months of 2002 compared to $28.6 million in the first nine months of 2001. In the first nine months of 2002, we received net proceeds on the issue of our Notes of $384.3 million after deducting financing costs. In the first nine months of 2002, we borrowed $10.0 million under our credit facility, and paid $1.2 million of additional financing costs related to the increase in the credit facility from $400 million to $600 million, compared to net repayments of $32.3 million made under the credit facility in the first nine months of 2001. In the first nine months of 2002, we repaid $34.5 million of the Vasotec® obligation and $7.5 million of the Adalat obligation. In the first nine months of 2001, we repaid $146.9 million of other long-term obligations, including the first three $42.5 million quarterly instalments of the Cardizem® obligation and $18.9 million of the Adalat obligation. We paid $12.3 million of interest on our Debentures in the first nine months of 2001.

        Overall, our cash and cash equivalents increased by $109.5 million in the third quarter of 2002 and decreased by $40.5 million in the third quarter of 2001. Overall, our cash and cash equivalents decreased by $289.8 million and $97.4 million in the first nine months of 2002 and 2001, respectively.

        For the first nine months of 2002, non-cash investing and financing activities were comprised of a $99.6 million discounted obligation assumed on the acquisition of Vasotec® for the minimum fixed royalty payments required to be made by us to Merck.

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Obligations and other matters

        At September 30, 2002, we had total long-term obligations of $528.5 million, including the current portion thereof, consisting of the carrying value of our Notes of $412.3 million, the Vasotec® obligation of $67.0 million, the Adalat obligation of $33.0 million, borrowings under our revolving term credit facility of $10.0 million and deferred compensation of $6.2 million.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes due April 1, 2010 under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. The Notes were assigned a BB- credit rating by Standard & Poor's Rating Services.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. In May 2002, those amounts were increased to 10% or approximately 12,862,800 of our issued and outstanding common shares. To July 25, 2002, an aggregate of 12,862,400 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.11 for total consideration of $503.1 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388.2 million, was charged to the deficit. The program was terminated with no further common shares repurchased. Pursuant to the securities laws of the Province of Ontario, Canada, we are precluded from purchasing additional shares under this type of program until February 2003.

        On April 12, 2002, we acquired a 15% equity interest in Ethypharm and we have options to purchase up to an additional 10% interest in Ethypharm. To November 25, 2002, we have not exercised any of our options. We have licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

        On July 9, 2002, we acquired newly issued common shares (15% of the issued and outstanding common shares) of DepoMed and we have options to purchase up to an additional 5% interest in DepoMed. To November 25, 2002, we have not exercised any of our options. We have licensed from DepoMed the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials.

        On July 25, 2002, our revolving term credit facility was increased from $400 million to $600 million with a syndicate of twelve financial institutions. All other material terms and conditions are unchanged. At

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September 30, 2002, we were in compliance with all financial and non-financial covenants associated with the revolving term credit facility.

        As a result of a settlement reached with the FTC with respect to generic Adalat CC, we are currently in negotiations to have Elan reacquire the rights to its generic Adalat CC that had been sold to us. At September 30, 2002, the unamortized cost of the generic Adalat CC product rights, net of a corresponding long-term obligation to Elan, was $23.4 million. Pending the outcome of these negotiations, we do not believe that the product rights have been impaired, however, adverse developments in our negotiations with Elan could result in the write-down of a portion of the carrying values of these product rights.

        On November 13, 2002, together with certain of Reliant's existing lenders, we established an $85 million secured credit facility in favour of Reliant. We have committed to fund up to $40 million of the credit facility. The credit facility is available to Reliant for general corporate purposes. Interest is calculated daily on outstanding advances at U.S. prime rate plus a margin of two percent. Commencing March 31, 2005, the outstanding advances are repayable in instalments with the final instalment due December 31, 2006.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to certain market risks. We use derivative financial instruments as risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. The revolving term credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the revolving term credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our Vasotec® and Adalat long-term obligations are fixed and therefore not subject to interest rate risk.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We currently manage this exposure to interest rate changes through the use of interest rate swaps. In June 2002, we entered into three

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interest rate swaps of aggregate $200 million notional amount which effectively modifies our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

Investment risk

        We are exposed to investment risks on our cost method and available-for-sale investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying value of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. Other than temporary declines in the fair values of our cost method and available-for-sale investments could have a material adverse effect on our financial position and results of operations. At September 30, 2002, we had cost method investments of $72.7 million and available-for-sale investments of $14.4 million. Based on the fair values of our available-for-sale investments of $7.8 million at September 30, 2002, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of these investments of approximately $2 million and $4 million, respectively.

FORWARD LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Canadian Securities Commissions including the risks set forth in Item 3 of our Annual Information Form for the fiscal year ended December 31, 2001 and securities commissions or other securities regulatory authorities in Canada.

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QuickLinks

Exhibit 99.1
BIOVAIL CORPORATION THIRD QUARTER 2002 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
INDEX
  Consolidated Balance Sheets
  Consolidated Statements of Income
  Consolidated Statements of Retained Earnings (Deficit)
  Consolidated Statements of Cash Flows
  Condensed Notes to the Consolidated Financial Statements
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS